UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Northern Dynasty Minerals Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

66510M204
(CUSIP Number)
Kopernik Global Investors, LLC Two Harbour Place, 302 Knights Run Avenue, Suite 1225 Tampa, FL 33602 813-314-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 66510M204	SCHEDULE 13D	Page 2 of 8

1. Names of Reporting Persons Kopernik Global Investors, LLC
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds WC
5. Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 82,415,746 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 87,087,424 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 87,087,424 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 15.0% (2)
14. Type of Reporting Person IA
(1)	This number includes 42,170,368 Common Shares that Kopernik Global Investors, LLC has the right to acquire pursuant to the Convertible Notes (defined below).
(2)	Based on 579,894,649 Common Shares outstanding which is the sum of (i) 537,724,281 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer’s Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024 filed by the Issuer on Form 6-K with the Securities and Exchange Commission on August 15, 2024 and (ii) 42,170,368 Common Shares issuable upon the conversion of the Convertible Notes.

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CUSIP No. 66510M204	SCHEDULE 13D	Page 3 of 6

1. Names of Reporting Persons David B. Iben
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds AF
5. Check If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 82,415,746 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 87,087,424 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 87,087,424 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 15.0% (2)
14. Type of Reporting Person HC
(1)	This number includes 42,170,368 Common Shares that Kopernik Global Investors, LLC has the right to acquire pursuant to the Convertible Notes.
(2)	Based on 579,894,649 Common Shares outstanding which is the sum of (i) 537,724,281 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer’s Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024 filed by the Issuer on Form 6-K with the Securities and Exchange Commission on August 15, 2024 and (ii) 42,170,368 Common Shares issuable upon the conversion of the Convertible Notes.

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CUSIP No. 66510M204	SCHEDULE 13D	Page 4 of 6

Explanatory Note

This Schedule 13D (this “Schedule 13D”) amends and supersedes the Schedule 13G previously filed by Kopernik Global Investors, LLC (“Kopernik Global Investors”) on February 13, 2015, as amended on May 8, 2015, February 3, 2016, February 3, 2017, February 9, 2018, February 13, 2019, February 14, 2020, February 12, 2021, February 11, 2022, February 14, 2023 and February 14, 2024, and is being filed as a result of an employee of Kopernik Global Investors being appointed to the board of directors (the “Board”) of the Issuer (as defined below) on March 24, 2023. Additionally, this Schedule 13D includes David B. Iben as a reporting person and reflects current beneficial ownership holdings. Mr. Iben does not directly own any securities that are the subject of this Schedule 13D. The Reporting Persons (as defined below) are filing a Schedule 13D merely because of an employee’s role as a director of the Issuer (as defined below) and not because there has been any change to the Reporting Persons’ plans or proposals with respect to the Issuer.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Shares, no par value (“Common Shares”), of Northern Dynasty Minerals Ltd., a British Columbia, Canada corporation (the “Issuer”). The principal executive office of the Issuer is 14th Floor, 1040 West Georgia Street, Vancouver, British Columbia Canada V6E 4H8.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by Kopernik Global Investors, LLC (“Kopernik Global Investors”) and David B. Iben. Kopernik Global Investors and Mr. Iben are collectively referred to herein as the “Reporting Persons.” Kopernik Global Investors is a Delaware corporation. Mr. Iben is a citizen of the United States of America. The address of each of Kopernik Global Investors and Mr. Iben for purposes of this filing is: Two Harbour Place, 302 Knights Run Avenue, Suite 1225, Tampa, FL 33602. Kopernik Global Investors is a privately-held investment adviser registered with the Securities and Exchange Commission. Kopernik Global Investors provides investment advisory services to (i) registered investment companies, (ii) institutional asset management clients: separately managed accounts, unregistered investment companies, a bank collective investment trust, and other collective investment vehicles, and (iii) other advisers (on a sub-advisory basis). Mr. Iben’s present principal occupation is chief investment officer of Kopernik Global Investors. Mr. Iben is the controlling member of Kopernik Global Investors. By virtue of these relationships and pursuant to the Securities and Exchange Commission’s beneficial ownership rules, the Reporting Persons may be deemed to be members of a group. None of the securities reported in this Schedule 13D are held by the Reporting Persons. The filing of this Schedule 13D shall not be construed as an admission that either of the Reporting Persons is the beneficial owner of any of the securities covered by this Schedule 13D for any other purpose.

Set forth on Schedule A, and incorporated herein by reference, is the (a) name, (b) residence or business address, (c) present principal occupation or employment and (d) citizenship, of each executive officer and director or manager of Kopernik Global Investors, and (e) name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization.

None of the Reporting Persons, nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule A attached hereto, during the past five years, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons purchased the Common Shares for investment for such investment funds and other clients. The Common Shares beneficially owned by the Reporting Persons (other than the Common Shares that are beneficially owned upon conversion of the Convertible Notes (as defined below)) were purchased with available funds of applicable client accounts in Kopernik Global Investors’ ordinary course of business. The aggregate purchase price of the 44,917,056 Common Shares beneficially owned by the Reporting Persons is approximately $32,696,624, including brokerage commissions.

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CUSIP No. 66510M204	SCHEDULE 13D	Page 5 of 6

On December 28, 2023, Kopernik Global Investors entered into an investment agreement (the “Investment Agreement”) with the Issuer relating to the issuance and sale of the Convertible Notes for $15,000,000 in cash. The acquisition of the original Convertible Notes was funded with available funds of applicable client accounts in Kopernik Global Investors’ ordinary course of business and, for the portion of the Convertible Notes purchased directly by Kopernik Global Investors, with available funds in Kopernik Global Investors’ business account in its ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer’s securities for investment purposes.

While the Reporting Persons do not have any current plans, proposals or agreements with respect to the Common Shares, the Reporting Persons intend to continue to review, on an ongoing and continuing basis, its investment in the Issuer, and may, from time to time and at any time, acquire additional Common Shares in the open market or otherwise and reserve the right to dispose of any or all of the Common Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Common Shares.

On March 24, 2023, Ms. Isabel Satra was appointed as a director of the Issuer. Ms. Satra is currently a Principal at Kopernik Global Investors and serves as the firm’s Chief Financial Officer. As a result of Ms. Satra’s appointment to the Board, the Reporting Persons are converting the beneficial ownership filing on Schedule 13G to a filing on Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisers, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

All percentages are based on 579,894,649 Common Shares outstanding which is the sum of (i) 537,724,281 Common Shares outstanding as of June 30, 2024 as set forth in the Issuer’s Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2024 filed by the Issuer on Form 6-K with the Securities and Exchange Commission on August 15, 2024 and (ii) 42,170,368 Common Shares issuable upon the conversion of the Convertible Notes.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 87,087,424 Common Shares, representing 15.0% of the outstanding Common Shares.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Common Shares owned by the Reporting Persons:

(i) Sole power to vote, or to direct the vote of, or to dispose of, or to direct the disposition of:

Not applicable.

(ii) Shared power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:

Kopernik Global Investors has the shared power to vote, or to direct the vote of, 82,415,746 Common Shares and shared power to dispose of, or direct the disposition of, 87,087,424 Common Shares.

Mr. Iben has the shared power to vote, or to direct the vote of, 82,415,746 Common Shares and shared power to dispose of, or direct the disposition of, 87,087,424 Common Shares.

(c) Other than as described below, the Reporting Persons have not engaged in any transactions in the Common Shares in the past 60 days.

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CUSIP No. 66510M204	SCHEDULE 13D	Page 6 of 6

Kopernik Global Investors effected the following open market sales transactions in the Common Shares in the last 60 days:

Date	No. of Shares	Price/Share (US$)
10/22/2024	52,033	$0.4423
10/29/2024	25,000	$0.4502
10/30/2024	47,619	$0.4459

(d) Other than the entities and persons described in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Shares owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

2023 Convertible Notes

On December 18, 2023, pursuant to the Investment Agreement, Kopernik Global Investors purchased convertible notes having an aggregate principal amount of $15 million (the “Convertible Notes”). The Convertible Notes have a term of 10 years from the date of issuance, being December 18, 2023, and bear interest at a rate of 2.0% per annum, payable in cash semi-annually in arrears on December 31 and June 30 of each year, commencing on June 30, 2024. The principal amount of the Convertible Notes is convertible at any time at the option of Kopernik Global Investors into Common Shares at a per share conversion price of $0.3557 (the “Conversion Price”), subject to adjustment in certain circumstances (i.e., including a change of control). If the Issuer proceeds with an equity financing in the future, the terms of the Convertible Notes require that the Issuer redeem the Convertible Notes at 150% of the principal amount of the Convertible Notes, in cash or convert at the Conversion Price, at the election of the Investor, and pay any accrued but unpaid interest in cash. This financing is subject to customary exclusions for non-financing issuances of the Issuer’s equity securities. In addition, the Convertible Notes include change of control provisions under which (i) Kopernik Global Investors may elect to convert the Convertible Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if Kopernik Global Investors does not elect to convert, the Issuer will be required to offer to repurchase the Convertible Notes at 101% of the principal amount, plus accrued but unpaid interest. The foregoing descriptions of the Investment Agreement and the Convertible Note do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is filed hereto as Exhibit 99.3, and the Convertible Note, which is filed hereto as Exhibit 99.4, and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated November 4, 2024, by and between Kopernik Global Investors, LLC and David B. Iben.
99.2	Power of Attorney appointing Sarah L. Bertrand, dated October 25, 2024, signed by David B. Iben.
99.3	Form of Investment Agreement, dated December 8, 2021, by and between Northern Dynasty Minerals Ltd. and Kopernik Global Investors, LLC.
99.4	Form of Convertible Note, dated December 18, 2023.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

KOPERNIK GLOBAL INVESTORS, LLC

	By:	/s/Sarah L. Bertrand
	Name:	Sarah L. Bertrand
	Title:	General Counsel and Chief Compliance Officer

/s/ David B. Iben by Sarah L. Bertrand, power of attorney
David B. Iben by Sarah L. Bertrand, power of attorney

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SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

KOPERNIK GLOBAL INVESTORS, LLC

The officers of Kopernik Global Investors LLC are set forth below. Each individual’s business address is Two Harbour Place, 302 Knights Run Avenue, Suite 1225, Tampa, FL 33602.

Name	Present Principal Occupation or Employment	Citizenship
David B. Iben	Chief Investment Officer and Lead Portfolio Manager	United States
Isabel Satra	Chief Financial Officer, Analyst & Portfolio Manager	United States
Neda Yarich	President	United States
Sarah L. Bertrand	General Counsel and Chief Compliance Officer	United States
Kenneth Morgan	Head of Global Trading	United States
Kassim Gaffar	Head of Distribution & Client Services	United States
Alissa Corcoran	Deputy Chief Investment Officer, Director of Research & Portfolio Manager	United States

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